

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2010

Mr. Tze Ngon Chan
Chief Executive Officer
Chinacast Education Corporation
Suite 3316 One International Financial Center
No 1 Harbour View Street
Central
Hong Kong

Re: Chinacast Education Corporation
Annual Report on Form 10-K for the fiscal year ended December 31, 2009
Filed March 29, 2010, File No. 1-33771

Supplemental Response provided on November 1, 2010

Dear Mr. Chan:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment four in our comment letter dated September 23, 2010, but are unable to determine where you have amended your chart at Annex I to show that CCL BJ is technically a branch office of CCL. Please advise or revise.

2.   We note your response to comment five in our comment letter dated September 23, 2010. Please advise us how CCL BJ can receive fees and set up bank accounts, consistent with relevant Chinese law, in the absence of its being a legal entity.

3.   We note your response to comment five in our comment letter dated September 23, 2010. Please provide us with the proposed language you will use to define CCL in the "Definitions" section of your future filings.

4.   We note your response to comment ten in our comment letter dated September 23, 2010. Please expand your disclosure to explain how the acquisition by CCN of 98.5% of the shares of CCT was an accommodation to its former investors.

5.   We note your response to comment 11 in our comment letter dated September 23, 2010. As previously requested, please expand your disclosure to identify the financing to which you refer at the conclusion of paragraph three on page seven, "CCH obtained financing from investors outside China while participating in the PRC satellite communication market."

6.   We note your response to prior comment 16 in our letter dated September 23, 2010, and reissue the comment in part. Please disclose the process whereby the fees are determined, and under what circumstances and when the fee has been negotiated to include an amount other than 10% of the revenue received from the engagement. Further disclose what aspect of the engagement CCT or CCT Shanghai may perform directly for the customers. Tell us what percentage of revenues are derived from CCT or CCT Shanghai's direct engagement.

7.   We note your response to prior comment 20 in our letter dated September 23, 2010. Please revise your risk factor disclosure to include the disclosure you have included in paragraph 2 of your response. Likewise, please confirm that Yupei Training Information Technology Co., Ltd. is a holding company. Disclosure in your chart at Annex I indicates that it is an operating company.

8.   We note your response to prior comment 22 in our letter dated September 23, 2010. Please confirm that you will include the disclosure you have provided to us in future filings.

9.   We note your response to prior comment 25 in our letter dated September 23, 2010. Please expand your disclosure to explain the process for registering your equity pledges, including how many different local registrations must be completed for each pledge. Among other things, please disclose what steps you have taken to commence the registration process and when, as well as what steps remain for the completion of the process.

10.   We note your response to prior comment 29 in our letter dated September 23, 2010.

Please confirm that you will include the disclosure you have provided to us in future filings in the appropriate sections, including liquidity and capital resources.

We may be subject to securities laws claims regarding past disclosures., page 17

11.   We note your response to comment 27 in our comment letter dated September 23, 2010. Please revise your proposed language to more clearly state what the actual vote requirement was, and what was stated in the prospectus.

12.   We note your response to prior comment 22 in our letter dated September 23, 2010, and reissue the comment in part. Please further revise to identify the governmental authorities that must approve your use of the proceeds of future offerings and clarify what business scope is employed to determine the proper use of such funds. Outline the process involved in obtaining the requisite approvals from governmental authorities. Please revise here, as well as in your Regulation sections.

Part II, Directors, Executive Officer, and Corporate Governance

13.   We note your response to comment 32 in our comment letter dated September 23, 2010. Please advise us of the process you undertook to reach that conclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste Murphy for
Larry Spirgel
Assistant Director

Mr. Tze Ngon Chan
Chief Executive Officer
Chinacast Education Corporation
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